Exhibit 19
Restrictions on buying and selling stock and securities
(Insider trading) policy

Policy Statement
No employee, officer, member of the Board of Directors or consultant (individually referred to as a “person” or “you” and collectively referred to as “persons”) of Cardinal Health who is aware of material nonpublic information about Cardinal Health may, directly or indirectly, including through family members or other persons or entities, (a) buy, sell or engage in any other transactions involving securities of Cardinal Health, (b) suggest to anyone else that they buy or sell securities of Cardinal Health, or (c) communicate that information to (1) any other Cardinal Health personnel unless that person requires the information to perform their business duties, or (2) anyone outside Cardinal Health other than in accordance with Cardinal Health policies regarding protection or external disclosure of information.

In addition, no person who learns of material nonpublic information about another company, including a customer, supplier or competitor of Cardinal Health, in the course of working for Cardinal Health, may, directly or indirectly, including through family members or other persons or entities, (a) buy, sell or engage in any other transactions involving securities of the other company, (b) suggest to anyone else that they buy or sell securities of the other company, or (c) communicate that information to (1) any other Cardinal Health personnel unless that person requires the information to perform their business duties, or (2) anyone outside Cardinal Health other than in accordance with Cardinal Health policies regarding protection or external disclosure of information.

The trading and communication prohibitions discussed above apply until the information becomes public (as discussed below) or is no longer material. In addition, the trading prohibitions apply to all securities of Cardinal Health and other companies such as stock, bonds, debentures, options, puts and calls.

Cardinal Health will not engage in transactions in its securities while aware of material nonpublic information related to Cardinal Health or its securities.

There is no exception to this policy for transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). But, as explained below, there is an exception for buying or selling under a trading plan that complies with Securities and Exchange Commission (“SEC”) Rule 10b5-1, in accordance with any applicable Cardinal Health guidelines.

Material Information
Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider that information important in deciding to buy, hold, or sell securities. Although not the only factor to consider, any information expected to affect a company’s stock price, whether positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

•Quarterly earnings or earnings guidance;
•Projections of future earnings or losses that are inconsistent with guidance or expectations;
•A pending or proposed significant merger or acquisition;
•A pending or proposed acquisition or disposition of a significant asset(s) or pending or proposed significant expansion or curtailment of operations;
•A significant change in dividend policy or the declaration of a stock split;
•A significant change in executive management;
•A significant regulatory or litigation development;
•A significant cybersecurity incident;
•A decision by Cardinal Health to borrow a significant amount of money;
•A decision by Cardinal Health to offer securities to the public or repurchase or redeem any Cardinal Health securities currently owned by the public;
•Impending bankruptcy or the existence of severe liquidity problems;
•Gain or loss of a significant customer; and
•A significant change in Cardinal Health’s capital expenditure program.

The foregoing are merely examples and should not be treated as an all-inclusive list. Depending on the circumstances, information about other events or about other possible changes or developments not listed above also may be regarded as material. When in doubt whether nonpublic information is material, it is best not to engage in a transaction.

Twenty-Twenty Hindsight
Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

When Information is "Public"
If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, information should not be considered fully absorbed by the marketplace until the completion of at least one complete trading day (i.e., from 9:30 a.m. to 4:00 p.m. Eastern time) after the information is released. For example, if an announcement is made on a Monday before the market opens (i.e., before 9:30 a.m.), a person would not be able to trade on Monday but would be able to trade on Tuesday. But if an announcement is made on a Monday at any time after the market opens (i.e., after 9:30 a.m.), a person would not be able to trade on Monday or Tuesday but would be able to trade on Wednesday.

It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic, unless you can point to the official release of that information by Cardinal Health in at least one of the following ways:

a.publicly available filings with the SEC; or
b.issuance of press releases via major newswire.

Transactions by Family Members and Controlled Entities
This policy applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities). This policy also applies to (a) any entities you or your family members control, such as partnerships, trusts, and corporations, and (b) brokerage accounts maintained for the benefit of you or your family members if anyone has discretion over the accounts. You are responsible for the transactions of these other persons and entities and therefore should make them aware of the need to confer with you before they trade in Cardinal Health securities.

Transactions under Company Plans
1. 401(k) Savings Plan
Under this policy, you are prohibited, while aware of material nonpublic information or subject to a Blackout Period (as discussed below), from:
a.selecting the Cardinal Health stock fund as an investment election;
b.increasing or decreasing the percentage of your periodic contributions to the Cardinal Health stock fund, other than decreasing to zero (that is, ceasing entirely) future contributions to the Cardinal Health stock fund;
c.making an intra-plan transfer of an existing account balance into or out of the Cardinal Health stock fund;
d.electing to borrow money against your 401(k) Savings Plan account if the loan will result in a liquidation of some or all your Cardinal Health stock fund; and
e.electing to prepay a plan loan if the prepayment will result in a change in your Cardinal Health stock fund balance.

But this restriction does not prohibit continuing transactions in the Cardinal Health stock fund that occur under an investment election that you made when you were not aware of material nonpublic information or subject to a Blackout Period.

2.Restricted Share Units and Performance Share Units
Under this policy, you are prohibited, while aware of material nonpublic information or subject to a Blackout Period, from selling any shares underlying restricted share units or performance share units awarded to you. But this restriction does not prohibit the receipt or vesting of restricted share units or performance share units or the withholding by Cardinal Health of shares otherwise issuable under an award to satisfy tax withholding requirements upon the vesting of restricted share units or performance share units.

3.Stock Option Exercises
Under this policy, you are prohibited, while aware of material nonpublic information or subject to a Blackout Period, from selling shares as part of a broker-assisted cashless exercise of an option, or any other market sale to generate cash needed to pay the exercise price of or taxes on an option. But this restriction does not prohibit (a) the exercise of a stock option, if you pay the exercise price and applicable taxes in cash or already-owned shares and do not engage in a transaction in the shares issued upon exercise of the stock option while aware of material nonpublic information or subject to a Blackout Period or (b) the receipt or vesting of stock options.

4.Deferred Compensation Plan
Under this policy, you are prohibited, while aware of material nonpublic information or subject to a Blackout Period, from:
a.selecting the Cardinal Health stock account as an investment election;
b.increasing or decreasing the percentage of your periodic contributions to the Cardinal Health stock account, other than decreasing to zero (that is, ceasing entirely) future contributions to the Cardinal Health stock account; and
c.making an intra-plan transfer of an existing account balance into or out of the Cardinal Health stock account.

But this restriction does not prohibit continuing transactions in the Cardinal Health stock account that occur under an investment election that you made when you were not aware of material nonpublic information or subject to a Blackout Period.

Gifts of Company Securities
You may not make a gift of Cardinal Health securities while aware of material nonpublic information or subject to a Blackout Period, unless (a) the gift is made to a family member or to an entity that you or your family members control (such as a trust, foundation or other organization over which you exercise control with respect to the sale of the gifted securities), and (b) you ensure that the recipient does not sell such securities during any period when you are not permitted to sell Cardinal Health securities under this policy. As noted below, directors and Section 16 officers also must obtain pre-clearance from the Chief Legal and Compliance Officer before making any gift of Cardinal Health securities.

Short-Term, Speculative and Hedging Transactions
Directors, officers, and employees (and their family members and controlled entities that are subject to this policy) are prohibited from engaging in short sales, publicly traded options, puts and calls, forward sale contracts and other swap, hedging and derivative transactions involving or relating to Cardinal Health securities.

Blackout Periods
Directors, Section 16 officers, and certain other persons designated by the Chief Legal and Compliance Officer (collectively, “Covered Individuals”), as well as their family members and controlled entities that are subject to this policy, may not purchase or sell securities in the open market during a no-trade period (“Blackout Period”). An exception to this prohibition applies for transactions effected under a trading plan that complies with SEC Rule 10b5-1, in accordance with any applicable Cardinal Health guidelines, as discussed below. The quarterly Blackout Period begins on the fifth calendar day of the third month of every fiscal quarter and continues until one complete trading day after Cardinal Health’s earnings for that quarter are publicly released. The Chief Legal and Compliance Officer may impose additional Blackout Periods for all or some Covered Individuals and other employees as he or she may deem necessary or appropriate. All Covered Individuals also are subject to all other restrictions in this policy. “Section 16 officers” are officers who are subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Securities Exchange Act of 1934, as designated by the Board of Directors.

Post-Termination Transactions
This policy continues to apply to your transactions in Cardinal Health securities even after termination of your employment or service with Cardinal Health. If you are aware of material nonpublic information about Cardinal Health when your employment or service terminates, you may not trade in Cardinal Health securities until that information has become public or is no longer material, except as otherwise specified in this policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans.” Subject to the preceding sentence, if you are a Covered Individual subject to a regular quarterly Blackout Period and your service terminates during the regular quarterly Blackout Period, you may not engage in a transaction in Cardinal Health securities until the end of the regular quarterly Blackout Period.

Pre-Clearance and Prohibitions for Directors and Section 16 Officers
Each director and Section 16 officer must obtain pre-clearance from the Chief Legal and Compliance Officer before engaging in any transactions in or transfers of Cardinal Health securities, including purchases, sales, option exercises, transactions in the 401(k) Savings Plan or Deferred Compensation Plan, stock gifts and transactions by their family members and controlled entities that are subject to this policy. See also pre-clearance requirements under Rule 10b5-1 plans below. In addition, directors, and Section 16 officers (and their family members and controlled entities that are subject to this policy) are prohibited from holding Cardinal Health securities in margin accounts or pledging Cardinal Health securities as collateral for a loan.

Rule 10b5-1 Plans
Under SEC Rule 10b5-1, a person can raise an affirmative defense from insider trading liability for transactions in Cardinal Health securities that occur under a contract or plan meeting specific requirements.

Directors, Section 16 officers, and other Covered Individuals (and their family members and controlled entities that are subject to this policy) and all other employees must obtain pre-clearance from the Chief Legal and Compliance Officer of any Rule 10b5-1 plan relating to Cardinal Health securities prior to entry into the plan.

Directors and Section 16 officers should be aware that Cardinal Health is required to make quarterly disclosures regarding all Rule 10b5-1 plans entered into, amended, or terminated by such persons and such disclosures must include the material terms of such plans, other than pricing information.

All 10b5-1 plans must meet the requirements of Rule 10b5-1 and Cardinal Health’s guidelines for Rule 10b5-1 plans, which are summarized in the FAQs available on Cardinal Health’s internal website. The Chief Legal and Compliance Officer may establish additional requirements or guidelines for Rule 10b5-1 plans.

Consequences of Violations
Violation of this policy may subject a person to sanctions by Cardinal Health, including dismissal for cause, whether the person’s failure to comply results in a violation of law. In addition, violation of insider trading laws can result in civil and criminal penalties, including disgorgement of gains or of any losses avoided, significant fines and imprisonment.
Scope
This policy applies to employees, officers, members of the Board of Directors and consultants of Cardinal Health, Inc., its divisions and majority-owned or controlled subsidiaries. Consultants are not Cardinal Health employees, and nothing in this policy should be construed to the contrary.

Effective date
May 7, 2024

Responsible party
The Chief Legal and Compliance Officer is responsible for administering this policy. The Chief Legal and Compliance Officer may delegate such administration to one or more members of the Legal Department.
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